CUSIP No. 50047H201	Page 1 of 1 Page

Exhibit 6

April 18, 2008

Thomas Lynch

Senior Managing Director

Mill Road Capital

Two Soundview Drive, Suite 300

Greenwich, CT 06830

Re:	Acquisition Proposal

Dear Mr. Lynch:

Thank you for your interest in Kona Grill (the “Company”) and for your expression of interest letter dated March 28, 2008. As you know, the Company is always receptive to communications with its stockholders and will always entertain expressions of interest that are in the best interests of its stockholders. The Company has distributed your letter to the entire Board of Directors (including all independent directors) for discussion at our next regularly scheduled Board meeting.

Thank you for your interest.

Sincerely,

/s/ Marcus Jundt
Marcus Jundt
Chairman of the Board